Exhibit 12

Murphy USA Inc. and Consolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges (unaudited)

(Thousands of dollars)

	Nine Months
	Ended	Years Ended December 31,
	September 30, 2014	2013	2012	2011	2010	2009
Income from continuing operations before income taxes	222,396	257,677	150,119	310,813	200,652	61,255
Distributions greater than equity in earnings of affiliates	-	-	-	-	-	-
Previously capitalized interest charged to earnings during the period	-	-	-	-	-	-
Interest and expense on indebtedness, excluding capitalized interest	28,234	14,608	505	548	3,835	2,119
Interest portion of rentals *	2,803	3,230	3,158	3,438	2,739	2,030
Earnings before provision for taxes and fixed charges	253,433	275,515	153,782	314,799	207,226	65,404

Interest and expense on indebtedness, excluding capitalized interest	28,234	14,608	505	548	3,835	2,119
Capitalized interest	-	-	-	-	-	-
Interest portion of rentals *	2,803	3,230	3,158	3,438	2,739	2,030
Total fixed charges	31,037	17,838	3,663	3,986	6,574	4,149

Ratio of earnings to fixed charges	8.2	15.4	42.0	79.0	31.5	15.8

* Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.